06004533

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 14286

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EQUITY SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

NATIONAL LIFE DRIVE
(No. and Street)

MONTPELIER (City) VT (State) 05604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
SHARON E. BERNARD (802) 229-7223
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

NATIONAL LIFE BUILDING, 4TH FLOOR
ONE NATIONAL LIFE DRIVE (Address) MONTPELIER (City) VT (State) 05604 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 18 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/17/06

OATH OR AFFIRMATION

I, SHARON E. BERNARD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EQUITY SERVICES, INC., as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sharon E. Bernard
Signature

TREASURER & CONTROLLER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Equity Services, Inc.
(A wholly-owned subsidiary of NLV Financial Corporation)
Index
December 31, 2005 and 2004

Page(s)

Equity Services, Inc.

(A wholly-owned subsidiary of NLV Financial Corporation)

Financial Statements with Supplementary Information December 31, 2005 and 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Report of Independent Auditors

To the Board of Directors
and Stockholder of Equity Services, Inc.

In our opinion, the accompanying statements of financial condition and the related statements of operations and changes in stockholder's equity and of cash flows that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 present fairly, in all material respects, the financial position of Equity Services, Inc. (the Company), a wholly-owned subsidiary of NLV Financial Corporation at December 31, 2005 and 2004, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I (Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission at December 31, 2005) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 17, 2006

Equity Services, Inc.
(A wholly-owned subsidiary of NLV Financial Corporation)
Statements of Financial Condition
December 31, 2005 and 2004

	2005	2004
Assets		
Cash and cash equivalents	$ 5,358,496	$ 2,256,337
Restricted cash	-	11,610
Income taxes recoverable from Parent	-	15,563
Investment advisor fees receivable	2,012,492	1,690,353
Other receivables	707,307	261,180
Furniture and equipment, net of depreciation	13,632	42,159
Prepaid expenses and other assets	333,360	270,188
Deferred tax asset	45,519	77,840
Assets of discontinued operations	-	3,076,468
Total assets	$ 8,470,806	$ 7,701,698
Liabilities		
Commissions payable	$ 2,949,317	$ 1,852,156
Income taxes payable to Parent	185,433	-
Accounts payable and accrued expenses	936,311	434,504
Liabilities of discontinued operations	-	1,814,308
Total liabilities	4,071,061	4,100,968
Minority interest	-	329,973
Stockholder's Equity		
Capital stock, $1 par value - 1,000,000 shares authorized; 197,008 shares issued and outstanding	197,008	197,008
Additional paid-in capital	15,402,358	16,045,111
Accumulated deficit	(11,199,621)	(12,971,362)
Total stockholder's equity	4,399,745	3,270,757
Total liabilities and stockholder's equity	$ 8,470,806	$ 7,701,698

The accompanying notes are an integral part of these financial statements.

Equity Services, Inc.
(A wholly-owned subsidiary of NLV Financial Corporation)
Statements of Operations and Changes in Stockholder's Equity
Years Ended December 31, 2005 and 2004

	2005	2004
Revenue		
Commissions	$ 28,550,016	$ 26,819,611
Investment advisor fees	11,078,905	8,197,497
Investment income	71,104	5,531
Marketing support	1,000,000	-
Other income	-	91,921
Total revenue	40,700,025	35,114,560
Operating expenses		
Commissions	23,784,476	22,603,224
Investment advisor	9,795,704	7,523,158
Salaries	1,539,890	1,656,005
Other	3,911,347	5,300,507
Total operating expenses	39,031,417	37,082,894
Pretax income (loss) from continuing operations	1,668,608	(1,968,334)
Income tax expense (benefit)	607,433	(705,239)
Net income (loss) from continuing operations	1,061,175	(1,263,095)
Income from discontinued operations, net	710,566	1,001,914
Net income (loss)	1,771,741	(261,181)
Stockholder's equity, beginning of year	3,270,757	3,531,938
Dividend to Parent	(642,753)	-
Stockholder's equity, end of year	$ 4,399,745	$ 3,270,757

The accompanying notes are an integral part of these financial statements.

Equity Services, Inc.
(A wholly-owned subsidiary of NLV Financial Corporation)
Statements of Cash Flows
Years Ended December 31, 2005 and 2004

	2005	2004
Cash flows from operating activities		
Net income (loss)	$ 1,771,741	$ (261,181)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities		
Depreciation	17,565	149,777
Deferred federal income tax provision	32,321	(25,340)
Income from discontinued operations (Note 9)	(710,566)	(1,001,914)
Changes in assets and liabilities		
Income taxes recoverable from Parent	15,563	(15,563)
Investment advisor fees receivable	(322,139)	(609,133)
Other receivables	(446,127)	1,167,933
Prepaid expenses and other assets	(63,172)	17,853
Commissions payable	1,097,161	839,163
Income taxes payable to Parent	185,433	(56,982)
Accounts payable and accrued expenses	501,807	(1,279,538)
Net cash provided by (used in) continuing operations	2,079,587	(1,074,925)
Net cash (used in) provided by discontinued operations (Note 9)	(489,556)	1,821,096
Net cash provided by operating activities	1,590,031	746,171
Cash flows from investing activities		
Change in restricted cash	11,610	1,488,390
Net cash provided by investing activities	11,610	1,488,390
Cash flows from financing activities		
Minority interest distribution	(894,336)	(733,892)
Net cash used in financing activities	(894,336)	(733,892)
Net increase in cash and cash equivalents	707,305	1,500,669
Cash and cash equivalents		
Beginning of year	4,651,191	3,150,522
End of year	$ 5,358,496	$ 4,651,191
Supplemental disclosures of cash flow information		
Cash received during the year for		
Taxes received from Parent	$ 779,700	$ 41,916
Non cash transactions		
Dividend to Parent	$ 642,753	$ -

The accompanying notes are an integral part of these financial statements.

1. Organization and Operations

Equity Services, Inc. (the "Company"), is a broker-dealer and a wholly-owned subsidiary of NLV Financial Corporation (NLVF), which in turn is a wholly-owned subsidiary of National Life Holding Company (National Life). Previously the Company was wholly-owned by NL Capital Management, Inc., (NLCAP), a wholly-owned subsidiary of NLVF. As part of a corporate restructuring, NLCAP's name was changed to Sentinel Asset Management, Inc. (SAM) effective October 1, 2005. On December 1, 2005 SAM transferred its interest in the Company to NLVF.

The Company earns commissions from the sale of the Sentinel Group Funds, Inc. and Sentinel Pennsylvania Tax-Free Trust (the "Funds"), and from the sale of other mutual funds, direct placement programs, unit investment trusts and variable insurance contracts.

The Company also does business as ESI Financial Advisors, an investment advisor, and its income and expenses are reported as part of the results of Equity Services, Inc. Certain states require separate financial information for ESI Financial Advisors. For the years ended December 31, 2005 and 2004, ESI Financial Advisors had revenues of $11,078,905 and $8,197,497, respectively, and expenses of $9,795,704 and $7,523,158, respectively, included in these statements.

ESI Financial Advisors had assets under management of $1,348 million and $1,029 million at December 31, 2005 and 2004, respectively.

Sentinel Administrative Service Corporation (SAS Corp.) was a wholly-owned subsidiary of the Company. On October 1, 2005 the Company transferred its interest in SAS Corp to SAM through a dividend. Prior to October 1, 2005 SAS Corp was consolidated with the Company. Because of this transfer, SAS Corp is included in the Company's results as discontinued operations for 2005 and 2004. Effective March 1, 1993, SAS Corp. entered into a partnership agreement with Sentinel Management Company and Sigma American Corporation (Sigma), an affiliate of Provident Mutual Life Insurance Company. This partnership, Sentinel Administrative Service Company (SASC), provides transfer agent, investor relations, fund accounting and financial administration services exclusively to the Funds, for a service fee. This agreement was amended effective March 27, 1995 to reflect Penn Mutual Insurance Company's admission to the partnership. Minority interests are included in discontinued operations and consist of SAM's, Sentinel Management Company's and Penn Mutual Insurance Company's interest in SASC.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of funds on deposit and investments in the Sentinel U.S. Treasury Money Market Fund.

Furniture and Equipment
Depreciation is provided on the straight-line method based upon estimated useful lives of the assets ranging principally from three to five years.

Revenue and Expense Recognition
Customers' security transactions and the related commission income and expenses are recorded on a settlement date basis. Service fees, investment advisor fees and custodial fees are recognized as revenue when earned.

Income Tax
The Company participates in the life/nonlife consolidated federal income tax return of National Life Holding Company and subsidiaries and files a consolidated state income tax return with National Life Holding Company. The amount of income tax as determined on a consolidated return basis is allocated to each company based on its share of the total liability computed as if each company was filing a separate return. The Company settles its income tax liability with National Life quarterly or is reimbursed by National Life for any net operating losses utilized by the consolidated group.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Net Capital and Reserve Information

The Company, as a registered broker-dealer, is subject to the provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, as amended which requires minimum "net capital" of the greater of $100,000 or 6 2/3% of "aggregate indebtedness" subject to a maximum allowable ratio of "aggregate indebtedness" to "net capital" (as the terms are defined) of 15.0 to 1.0.

Aggregate indebtedness, net capital and the ratio of aggregate indebtedness to net capital at December 31, 2005, are as follows:

Aggregate indebtedness	$ 3,946,644
Net capital	$ 3,238,142
Ratio of aggregate indebtedness to net capital	1.22

The operations of the Company do not normally include the physical handling of securities or the maintenance of open customer accounts. Such activities are performed by the Company's clearing broker on a fully disclosed basis. Accordingly, the reserve provisions of Rule 15c3-3 of the Act do not apply under the exemption allowed by paragraph (k)(2) of such rule.

4. Furniture and Equipment

Furniture and equipment owned by the Company at December 31, 2005 and 2004 comprise:

	2005	2004
Furniture and equipment	$ 711,493	$ 1,675,170
Accumulated depreciation	(697,861)	(1,633,011)
Net furniture and equipment	$ 13,632	$ 42,159

Depreciation expense for the years ended December 31, 2005 and 2004 was $17,565 and $149,777, respectively.

5. Income Taxes

The Company's income tax expense/benefit includes federal and state income tax expenses of $544,610 and $30,502 for 2005, respectively, and benefits of $650,297 and $29,602 for 2004, respectively. Income taxes payable to National Life at December 31, 2005 was $185,433. Income taxes recoverable from National Life at December 31, 2004 was $15,563. Total federal taxes differ from amounts computed using the nominal federal income tax rate of 35% because of state taxes and nondeductible meals and entertainment expenses.

The net deferred tax asset recorded in the statements of financial condition at December 31, 2005 and 2004 is related to the allowance for doubtful accounts. The deferred tax asset was $45,519 and $77,840 at December 31, 2005 and 2004, respectively. The change in deferred tax asset during 2005 and 2004 was ($32,321) and $25,340, respectively. There are no deferred tax liabilities recorded at December 31, 2005 and 2004.

In accordance with the Company's tax sharing agreement with National Life Holding Company, the Company is reimbursed for net operating loss carryforwards and tax credits utilized in the consolidated tax return. Accordingly, management believes it is more likely than not that the Company will realize the benefit of deferred tax assets.

6. Related Party Transactions

Commissions earned by the Company relating to sales of Sentinel Group Funds (the Funds) shares and variable annuity products sponsored by National Life were $7,143,532 and $7,891,612 for the years ended December 31, 2005 and 2004, respectively. Other receivables include $185,659 and $137,249 at December 31, 2005 and 2004, respectively, related to these commissions and other miscellaneous revenues and expense reimbursements due from Sentinel Group Funds. Investment advisor fees earned from American Guaranty and Trust Company, an affiliate and subsidiary of NLVF, were $232,052 and $205,336 for the years ended December 31, 2005 and 2004, respectively. Other receivables include $42,513 and $52,187 at December 31, 2005 and 2004, respectively related to these advisor fees.

National Life provides the Company with occupancy, administrative services and access to its distribution network. The charges for these services are determined by National Life. Charges for costs allocated to the Company for the years ended December 31, 2005 and 2004 were $257,443 and $978,866, respectively. Accounts payable and accrued expenses include $536,283 and $435,645 at December 31, 2005 and 2004, respectively, for such allocated costs. The Company is reimbursed for a portion of such allocated costs by affiliated companies. Such reimbursements were $203,281 and $203,281 for the years ended December 31, 2005 and 2004, respectively, and were included in other expenses. Other receivables include $14,443 and $10,498, respectively, at December 31, 2005 and 2004 related to these reimbursements.

The Company also shares employees and facilities with affiliated companies and is billed for administrative and computer support charges. Such charges were $317,940 and $501,888 for the years ended December 31, 2005 and 2004, respectively. Accounts payable and accrued expenses include $0 and $39,743 at December 31, 2005 and 2004, respectively, related to these costs.

Effective May 23, 2005 the Company and Sentinel Financial Services Company (SFSC), a registered broker dealer, executed an amendment to their Dealer Agreement with respect to the Funds. SFSC agreed to pay additional fees (marketing support) to the Company based on sales and assets in exchange for the opportunity to provide education and marketing support. Marketing support income for the year ended December 31, 2005 includes $1.0 million for these additional fees. Other receivables includes $480,000 at December 31, 2005 related to the marketing support fees.

The Company's cash equivalents include $4,853,195 and $1,533,644 at December 31, 2005 and 2004, respectively, of the Sentinel U.S. Treasury Money Market Fund.

The Company has experienced losses from operations for twenty-three of the past twenty-six years and has an accumulated deficit of $11,199,621 at December 31, 2005. The Company has received sufficient equity contributions from its prior parent, SAM, to enable it to meet its contractual obligations as they become due. NLVF has committed to continue such equity contributions as necessary. No capital contributions were required in 2005 or 2004.

7. Regulatory Matters

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2005, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

On November 3, 2003, the Securities and Exchange Commission (SEC) and National Association of Securities Dealers (NASD) announced a series of actions in connection with overcharges to customers on their mutual fund purchases. The NASD directed several firms, including ESI, to complete a comprehensive review of Class A mutual fund purchases since the beginning of 2001 to determine if they delivered appropriate breakpoint discounts. Firms must refund to customers the amount of any sales load overcharge including accrued interest thereon. The NASD requires firms to take appropriate actions to segregate and protect the funds necessary to satisfy their refund liability.

During 2003, ESI recorded accounts payable and accrued expenses of $1,500,000 for estimated refunds due to customers and $975,000 of estimated receivables due from registered representatives for these sales load overcharges, net of a $150,000 allowance for uncollectible commissions. At December 31, 2005 and 2004 accounts payable and accrued expenses include $0 and $11,610, respectively, for the balance due to customers. At December 31, 2005 and 2004 other receivables include $5,434 and $182,179, respectively, for receivables due from registered representatives, net of an allowance for uncollectible commissions of $130,055 and $222,399, respectively. Restricted cash at December 31, 2005 and 2004 includes $0 and $11,610, respectively, for the benefit of customers to satisfy the breakpoint liability.

8. Contingencies

In the ordinary course of business, the nature of the Company's business subjects it to claims, lawsuits, regulatory examinations and other proceedings. The results of these matters cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on the Company's results of operations in any future period and a material judgment could have a material adverse impact on the Company's financial condition and results of operations. However, it is the opinion of management, after consultation with legal counsel that, based on information currently available, the ultimate outcome of these matters will not have a material adverse impact on the business, financial condition or operating results of the Company.

9. Discontinued Operations

On October 1, 2005 the Company transferred its interest in SAS Corp to the Company's parent, SAM. As the transfer was with an entity under common control, the interest was transferred at book value with no consideration of a gain or loss. The financial statements have been reclassified to reflect SAS Corp operations as discontinued pursuant to SFAS 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* (FAS 144). The operating results for discontinued operations have been included through their disposition date.

Summary operating results of the discontinued operations are as follows:

Results of Operations of Discontinued SAS Corp	Year Ended December 31, 2005	Year Ended December 31, 2004
Service fees	$ 4,785,155	$ 6,161,164
Operating expenses	3,104,642	3,809,132
Income from operations before income taxes and minority interest	1,680,513	2,352,032
Income tax expense	405,584	565,438
Income from operations before minority interest	1,274,929	1,786,594
Minority interest	564,363	784,680
Income from discontinued operations, net	$ 710,566	$ 1,001,914

Financial Condition of Discontinued SAS Corp	Year Ended December 31, 2005	Year Ended December 31, 2004
Assets		
Cash and cash equivalents	-	$ 2,394,854
Receivables	-	600,849
Other Assets	-	80,765
Assets of discontinued operations	$ -	$ 3,076,468
Liabilities		
Commissions payable		1,009,337
Accrued expenses	-	804,971
Liabilities of discontinued operations	-	1,814,308
Minority Interest	-	329,973
Stockholder's Equity		
Common stock	-	500
Paid-in capital	-	175,000
Retained earnings	-	756,687
Total stockholder's equity	-	932,187
Total liabilities and stockholder's equity	$ -	$ 3,076,468

Equity Services, Inc.
(A wholly-owned subsidiary of NLV Financial Corporation)
Schedule I – Supplementary Information
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2005

Net capital	
Total consolidated stockholder's equity	$ 4,399,745
Deduct stockholder's equity not allowable for net capital	-
Total stockholder's equity qualified for net capital	4,399,745
Deduct	
Other receivables	698,490
Furniture and equipment, net of accumulated depreciation	13,632
Prepaid expenses and other assets	333,360
	1,045,482
Net capital before haircuts on securities position and other deductions	3,354,263
Haircut on cash equivalents	(97,857)
Other deductions	(18,264)
Net capital	$ 3,238,142
Aggregate indebtedness	
Commissions payable	$ 2,949,317
Income taxes payable to Parent	185,433
Accounts payable - trade	811,894
Total aggregate indebtedness	$ 3,946,644
Computation of basic net capital requirement	
Minimum net capital requirement (greater of $100,000 or 6 2/3% of aggregate indebtedness of $3,946,644)	$ 263,110
Excess net capital	$ 2,975,032
Excess net capital at 1,000%	$ 2,843,477
Ratio of aggregate indebtedness to net capital	1.22

There are no material differences between the amounts presented above and the amounts reported on the Company's unaudited amended Focus Report as of December 31, 2005, which are presented on a parent company only basis.

Equity Services, Inc.

Report of Independent Accountants
on Internal Control Required
By SEC Rule 17a-5 - Broker/Dealer
December 31, 2005

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5 – Broker/Dealer

To the Board of Directors
and Stockholder of Equity Services, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of Equity Services, Inc. (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company conducts business in accordance with the exemptive provisions of paragraph (k)(2)(ii) under Rule 15c3-3, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected

benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles ("GAAP"). Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. As a result of our procedures applied to the financial statements of the Company, we identified the following control deficiency that existed as of December 31, 2005. The Company did not maintain effective controls over the validity and accuracy of commissions receivable and commissions revenue. Specifically, the Company's controls failed to identify that a trade commissions payment to the Company received prior to December 31, 2005 had been recorded as trade commissions revenue and had also been included in trade commissions receivable at the end of the period.. In addition, the Company did not perform an appropriate reconciliation of the commission receivable general ledger account to underlying accounting transactions that would identify such an error. This control deficiency resulted in an audit adjustment to the 2005 financial statements. In addition, this control deficiency could result in a misstatement of the commissions receivable and commissions revenue accounts that would cause a material misstatement of the Company's annual or interim financial statements that would not be prevented or detected. Accordingly, we have concluded that this control deficiency constitutes a material weakness as of December 31, 2005.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers , and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 17, 2006